Exhibit 99.1

For:              B + H Ocean Carriers Ltd.

From:             Navinvest Marine Services (USA) Inc.
                  The Sail Loft
                  19 Burnside Street
                  Bristol, RI 02809


                              FOR IMMEDIATE RELEASE

B+H OCEAN CARRIERS TAKES DELIVERY OF 3 COMBINATION CARRIERS
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New York, New York, Tuesday March 15, 2005.

B + H Ocean Carriers Ltd. (ASE:BHO) announced today that all three of the mid-1990's double-hull combination carriers, which it recently acquired for $110,200,000, had now been delivered to the Company - on February 28 2005, March 8 2005 and March 14 2005 respectively. Each of the three vessels was delivered simultaneously to a major energy company on a 5-year time charter. With these acquisitions, the Company's fleet of combination carriers, which are capable of trading as both tankers and dry bulk carriers, increased to four vessels totaling approximately 350,000 dwt.

The Company also stated that it estimated its EBITDA for the 12 months April 2005 through March 2006 in the range $48,000,000 to $50,000,000. The total EBITDA was comprised of approximately $20,300,000 for Medium Range Product Tankers, approximately $6,600,000 for its existing Combination Carrier and approximately $22,200,000 for the recently acquired Combination Carriers.

The Company repeated its earlier forward-looking guidance that its estimated income and EBITDA for calendar 2005 would be approximately $22,000,000 and approximately $40,000,000 respectively.

The Company cautioned that all these forward-looking statements were based on estimated vessel operating expenses, drydocking expenses and vessel off hire. The company noted however that 98% of its fleets' vessel days were fixed on period employment beyond March 2006.

The Company owns and operates seven Medium Range Product Tankers and four Combination Carriers.

Use of Non-GAAP Financial Measures

Certain disclosures in this document include "non-Generally Accepted Accounting Principles ("non-GAAP") financial measures." A non-GAAP financial measure is defined as a numerical measure of a company's financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the Consolidated Statements of Earnings, Balance Sheets or Statements of Cash Flows


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of the  Company.  As  required  by the SEC's  recently  issued  Regulation  G, a reconciliation of EBITDA (earnings before interest, taxes, depreciation and amortization) with the most directly comparable GAAP measure follows:

We define EBITDA as net income plus interest, income taxes, depreciation and amortization. We believe that the most directly comparable GAAP financial measure to EBITDA is net income. In the discussion of the Company's EBITDA, the difference between EBITDA and net income (which does not include provision for taxes) for the twelve months ending March 31, 2006, consisted of $3.4 million of interest and $13.1 million of depreciation and amortization.

EBITDA is presented as additional information because we believe it is a useful indicator of an entity's debt capacity and its ability to service its debt. EBITDA is not a substitute for operating income, net earnings or cash flows from operating activities, as determined in accordance with generally accepted accounting principles. EBITDA is not a complete net cash flow measure because it is a financial performance measure that does not include reductions for cash payments for an entity's obligation to service its debt, fund its working capital and capital expenditures, and pay its income taxes. EBITDA is not a complete measure of an entity's profitability because it does not include costs and expenses for interest and income taxes and depreciation and amortization. Rather EBITDA is a potential indicator of an entity's ability to fund these cash requirements. EBITDA, as we define it may differ from similarly named measures used by other entities and, consequently, could be misleading unless all entities calculate and define EBITDA in the same manner.

Forward-looking Statements - Safe Harbor Statement

Certain statements contained in the attached Press Release, including, without limitation, statements containing the words "believes," "estimates," "expects," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company's Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.


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For further information, contact the Company's website: www.bhocean.com
                                                       ----------------


Company contact:  John LeFrere
                  1-917 225 2800